Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Pre-tax income (loss) from continuing operations	$(25,071)	$640	$(235,837)	$(147,585)	$(9,227)
Add: Fixed charges	60,640	69,215	62,905	60,988	57,542
Less: Minority interest	(3,159)	—	1,110	381	452
Less: Equity investment	—	—	—	(249)	(412)

Total earnings before fixed charges	$38,728	$69,855	$(174,042)	$(86,729)	$48,275

Fixed charges:
Interest expense	$53,888	$61,373	$54,175	$53,440	$50,526
Accretion on debt discount	(583)	449	1,732	—	—
Estimated interest component of rent expense	7,335	7,393	6,998	7,548	7,016

Total fixed charges	$60,640	$69,215	$62,905	$60,988	$57,542

Shortage	$21,912	N/A	$236,947	$147,717	$9,267
Ratio of earnings to fixed charges(1)	<1	1.00	<1	<1	<1

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of pre-tax income from continuing operations (before adjustment for minority interests in consolidated subsidiaries and loss from equity investees) plus fixed charges, by fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.